UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: January 23, 2013

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

NewLead Holdings Ltd. Receives Capital Contribution in the Form of Nickel

On January 9, 2013, NewLead Holdings Ltd. (“we,” “us,” “our,” or the “Company”) announced that the Company received a capital contribution of 3,750 grams of nickel wire (the “Nickel”) valued at $236.4 million for 258,536,585 common shares representing a 36.8% equity interest in the Company.

We intend to use the investment to provide collateral for loans funding our capital-intensive activities and to provide a platform upon which to execute our diversified growth strategy. The Nickel has been certified and is being held with an internationally known repository for such industrial metals.

Upon completion of this transaction, it is expected that the Company will have a total of 701,904,963 common shares outstanding. The Company will issue, following approval from NASDAQ Stock Market LLC, unregistered common shares in exchange for the new investment. Vasileios Telikostoglou and Essential Holding LTD, the new shareholders, have agreed, subject to certain limited exceptions, not to offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or dispose of the Company’s shares or otherwise transfer ownership of the shares until June 30, 2014. Vasileios Telikostoglou and Essential Holding LTD will not have board representation or other rights.

The value of the Nickel was established on January 7, 2013 by an independent appraiser. The foreign currency exchange rate on January 7, 2013 was used for currency translation.

We have not yet determined how this capital contribution will be reflected on our financial statements. Further, there can be no assurance that we will, in the future, be able to sell the Nickel at a price comparable to the value received in this transaction, or at all. The value of the Nickel may be subject to wide fluctuations and is affected by numerous factors beyond our control, including international economic and political conditions, levels of supply and demand, the availability and costs of substitutes, inventory levels maintained by users, actions of participants in the commodities markets and currency exchange rates. In addition, the market price of the Nickel may also be subject to rapid short-term changes. These factors may cause the Company to fail to recover all or a portion of its investment in the Nickel and may require financial write-downs adversely impacting our financial results.

The purchase agreement governing the capital contribution is furnished with this Report as Exhibit 10.1 and is incorporated by reference herein. The Company also issued a press release relating to the above matter, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibits

Exhibit No.	Exhibit
10.1	Nickel Purchase Agreement between N.M. Kandilis S.A. and NewLead Holdings Ltd., dated January 4, 2013.
99.1	Press Release dated January 9, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2013

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer